

March 22, 2012

Via Facsimile
Mr. Gregory B. Willis
Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re: Air Lease Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 1-35121**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Rental of flight equipment, page 65

1. We note that you lease flight equipment principally under operating leases. We further note that your flight equipment is potentially subject to physical destruction. Please tell us whether any of your leases contain nonperformance related default covenants. To the extent that any of your leases contain such covenants, please tell us the specific terms of the covenants and explain to us how you consider them in the minimum lease payments

you use to determine lease classification. Please also tell us whether any of your leases contain material adverse change clauses, cross-default provisions, or other subjective default clauses and explain to us how you consider those provisions in your lease classification analysis. Please refer to ASC 840-10-25-14 and ASC 840-10-25-1(d) for guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief